Mail Stop 4561

January 28, 2009

Dudley Mendenhall
Chief Financial Officer
Websense, Inc.
10240 Sorrento Valley Road
San Diego, CA 92121

> **Re:** **Websense, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **File no. 000-30093**

Dear Mr. Mendenhall:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief